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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2005

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                  Switzerland
                                  -----------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X    Form 40-F
                            -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes         No    X
                           -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug

Zug, Switzerland, November 4, 2005

o Based on an internal review Converium plans to restate its financial accounts and delays third quarter results release

o    Restatement will not reduce shareholders' equity

o    Announcement of restated financial results anticipated by mid-December

o    Converium records positive developments in the third quarter

Background and reasons for the restatement

As widely reported, investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by regulators and governmental authorities in both the United States and Europe. Against this backdrop, Converium has launched an extensive internal review of certain reinsurance transactions and engaged outside counsel to assist the Company. Converium now reports substantial progress in this internal review.

The Company's decision to restate its accounts is based on the information and findings identified during the internal review. The primary driver of the restatement is to correct the accounting treatment of certain transactions, primarily ceded reinsurance, replacing reinsurance accounting by deposit accounting.

Expected impact of the restatement

Based on the findings of the review to date, the Company estimates that the cumulative impact of the restatement should not reduce unaudited shareholders' equity of US$ 1.65 billion reported for June 30, 2005. This estimate represents Converium's current assessment of the cumulative impact of the restatement.

New disclosure timeline

Because the internal review is not yet finalized Converium has decided to delay the release of its financial results for the third quarter of 2005, originally scheduled for November 8, 2005. Converium currently anticipates that it will release its results for the third quarter together with the full set of restated results by mid-December. The effects of the proposed adjustments on Converium's operations for particular prior periods will be reflected in the restated results. Until the restated accounts are released, previously published financial statements should no longer be relied on.

Factors affecting third quarter results

Converium has recorded the following positive and encouraging developments in the third quarter:

o For the fourth consecutive quarter, Converium's aggregate prior year loss reserve levels have remained stable.

o Based on information received to date, Converium incurred estimated net losses from hurricanes Katrina, Rita, Dennis and Emily of approximately US$ 50 million. This is modest compared to industry losses and reflects the Company's reduced exposure in North America, following the decision taken in September 2004 to place Converium Reinsurance (North America) Inc.
     (CRNA) into run-off. The net impact from the August floods in Continental Europe was approximately US$ 24 million.

o Converium commuted net liabilities of CRNA of close to US$ 250 million, with a positive contribution to net income of approximately US$ 39 million.

o Converium made significant progress in reducing administrative expenses which came down to around US$ 40 million, as compared with US$ 50 million in the second quarter of 2005.

o    Total investment results amounted to approximately US$ 70 million.

Converium reiterates its two major financial targets for the year 2005: first, to achieve total gross premiums written of about US$ 2 billion and, second, to commute or otherwise settle CRNA net liabilities of approximately US$ 500 million.

Conference call details:

Converium will hold a conference call for the investment community and is pleased to invite you to participate. This call will be webcast live on the internet at www.converium.com. Please dial in 10 to 15 minutes before and ensure that you have Real Media PlayerTM or Windows Media PlayerTM.

The conference call will be held on Friday, November 4, 2005

at       11:00 a.m. Central European Time (CET)
         10:00 a.m. Greenwich Mean Time (GMT)
         05:00 a.m. Eastern Standard Time (EST)
         02:00 a.m. Pacific Standard Time (PST)

call     +41 (0) 91 610 5600           Europe
         +44 (0) 207 107 0611          UK
         +1 (1) 866 291 4166           Toll Free USA only
         +1 866 519 5086               Toll Free Canada
         +1 866 519 5087               Toll Free Mexico

         and quote "Converium"

For those of you unable to participate actively in this conference call, an audio recording will be available for 24 hours one hour after the event. The number to dial and the access code are as follows:

       +44 (0) 207 108 6233        from UK
       +41 (0) 91 612 4330         from Europe
       +1  (0) 866 416 2558        from North America
followed by the access code 722 #

A few hours after the event the full webcast will be available for a period of one month on www.converium.com.

                                  * * * * * * *

Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however continue to provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.


Enquiries:
Esther Gerster                         Zuzana Drozd
Head of Public Relations               Head of Investor Relations
esther.gerster@converium.com           zuzana.drozd@converium.com
Phone:        +41 (0) 44 639 90 22     Phone:        +41 (0) 44 639 91 20
Fax:          +41 (0) 44 639 70 22     Fax:          +41 (0) 44 639 71 20

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 20 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.

                                  * * * * * * *

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ` seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's operating results, the prospect for improving results, the impact of any restatement of the Company's accounts and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of the restatement on our business, the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on the Company and the insurance industry as a result of the investigations being carried out by regulators and governmental authorities with respect to non-traditional insurance and reinsurance contracts; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations , and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Terry Clarke
                                              Name: Terry Clarke
                                             Title: CEO




                                               By:  /s/ Christian Felderer
                                              Name: Christian Felderer
                                             Title: General Legal Counsel



Date: November 9, 2005